ASX RELEASE | May 5, 2021 | ASX:PLL; NASDAQ:PLL

COURT APPROVES SCHEME

•	Supreme Court of Western Australia approves the Scheme

Piedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (“Piedmont” or “Company”) is pleased to advise that the Supreme Court of Western Australia (“Court”) has today made orders approving the proposed scheme of arrangement pursuant to which it is proposed that Piedmont Lithium Inc. (“Piedmont US”) will acquire 100% of the shares in Piedmont (“Scheme”).
Lodgement of Court Orders
Pursuant to section 411(10) of the Corporations Act 2001 (Cth), the Scheme will become legally effective upon lodgement of the Court orders with the Australian Securities and Investments Commission (“ASIC”).
It is expected that a copy of the Court’s orders with respect to the Scheme will be lodged with ASIC tomorrow, at which time the Scheme will become legally effective.
            Indicative Timetable
Event	Date
Effective date of the Scheme	6 May 2021
Last date of trading of Piedmont shares on ASX	6 May 2021
Trading in Piedmont US CDIs commences on a deferred basis on ASX	7 May 2021
Record date for determining entitlements to the Scheme consideration	10 May 2021
Implementation date for the Scheme and issue of the Scheme consideration	17 May 2021
Admission of Piedmont US on NASDAQ	18 May 2021
First day of trading in Piedmont US Shares commences on NASDAQ	Expected to commence promptly following the implementation date
Dispatch of holding statements of Piedmont US CDIs issued as Scheme consideration	18 May 2021
Anticipated trading of Piedmont US CDIs on a normal settlement basis on ASX	18 May 2021

All dates are indicative only. Any changes to the above timetable will be announced to ASX.
Small Parcel Holders
Shareholders who, based on their holding of Piedmont shares on the record date, hold less than a marketable parcel of Piedmont shares (being a parcel of shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the record date) (“Small Parcel Holders”) have until 5:00pm (AWST) on Monday, 10 May 2021 to submit a Small Parcel Holder Opt Out Form.

Further details on the consideration received by Small Parcel Holders and the process for Small Parcel Holders to make an election is set out in section 5.4 of the Scheme Booklet.
Further information
If you require further information or have questions, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).
This announcement has been authorised for release by the Company’s Chief Executive Officer.
For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

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